Contact

www.linkedin.com/in/micah-ulrich
(LinkedIn)

Top Skills

Automotive

Manufacturing

Team Building

Micah Ulrich

Chief Executive Officer at Flux Hybrids - Techstars EnergyTech 2021
Raleigh-Durham-Chapel Hill Area

Experience

Flux Hybrids
3 years 11 months

Chief Executive Officer
August 2018 - Present (3 years 11 months)
Raleigh, North Carolina, United States

Co-Founder
August 2018 - Present (3 years 11 months)

Wolfspeed
Power Electronics Systems Engineer
May 2020 - August 2020 (4 months)
Durham, North Carolina, United States

Systems engineering internship, performing thermal analysis and simulation
to aid in the design of a custom traction inverter setup used to test SiC
components in an environment analogous to automotive traction inverters.

US Environmental Protection Agency (EPA)
Student Services Contractor
December 2019 - May 2020 (6 months)
Raleigh-Durham-Chapel Hill Area

Worked as a student services contractor providing documentation and data
analytics support for a project evaluating innovative sensors for Naphthalene.

North Carolina State University
2 years 10 months

Graduate Research Assistant
August 2019 - May 2020 (10 months)
Raleigh, North Carolina

I work in the Mechanical and Aerospace engineering department as a research
assistant focusing on biomedical imaging and ultrasound signal processing.

Undergraduate Research Assistant
August 2017 - May 2020 (2 years 10 months)
Raleigh-Durham, North Carolina Area

I worked developing a humidity and temperature controlled chamber for long-running fatigue tests on polymer composites for a contract with the US Navy. I have also worked using ultrasound and stroboscopic imaging in a tissue-mimicking gel to observe the effects different added particles would have, as well as working on creating a simulation to model how ultrasound propagates through rigid, porous, media such as bone.

SolarPack
Electrical Team Leader
May 2017 - May 2020 (3 years 1 month)
Raleigh-Durham, North Carolina Area

I worked to design and build the worlds most powerful solar-electric vehicle. I lead a multidisciplinary team of 17 undergraduate and graduate students in designing all the electrical systems on this vehicle. These include the 1 KW solar array, the 440 V battery pack, the 12 V auxiliary circuits (lights, gauges, rear and side view cameras and their displays), custom charge controller, and boost converter. As well as performing administrative duties such as fundraising, networking in industry, interviewing and recruiting prospective members, and parts ordering and budgeting.

BMW Manufacturing Co., LLC
Controls Engineering Co-op
May 2018 - August 2018 (4 months)

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Education

North Carolina State University
Master of Science - MS, Electrical and Electronics Engineering · (January 2022 - December 2023)

North Carolina State University
Master's degree, Mechanical Engineering · (2020 - 2021)

North Carolina State University
Bachelor's degree, Mechanical Engineering · (2016 - 2019)